March 16, 2010

Tracey L, McNeil, Attorney-Advisor

United States

Securities and Exchange Commission

100 F. Street NE

Washington, D.C. 20549

RE:

Amhearst Glen, Inc.

Registration Statement on Form S-1

Filed January 7, 2010

File Number 333-164243

Dear Ms. McNeil:

The following are the registrant’s responses to your comment letter of February 3, 2010.

General

1.

We note that you have checked the box on the registration cover page indicating that you will be registering the securities pursuant to Rule 415. Please tell us which subparagraph of Rule 415 you will be relying on. In this regard, we note that you are registering the resale of all of your outstanding common stock, and that the selling shareholder is your sole shareholder, officer and director. As such, the transaction appears to be a primary offering on behalf of the registrant, and Rule 415(a)(1)(i) would not be available.

Reference to Rule 415 has been deleted.

2.

The exact name of the registrant as specified in the Articles of Incorporation and Bylaws attached as Exhibits 3a and 3b and, for example, as used on the registration statement cover page and in the legality opinion, is “Amhearst Glen, Inc.” However, we note the use of “Amhearst Glen I, Inc.” throughout the registration statement, including the disclosure on page 6 that Amhearst Glen I, Inc. was incorporated on September 29, 2009. Please clarify.

Disclosure has been revised to clarify that the correct name of the registrant is Amhearst Glen, Inc.

3.

Although Ms. Lori Barland is listed as the sole officer/director/selling shareholder, there are several references to Ms. Barland as “him/his/he/their” throughout the registration statement. You may wish to revise your disclosure for clarity.

Revised for clarity.

Prospectus Cover Page

4.

In the second paragraph, you state that “no funds shall be released to Amhearst Glen I, Inc. until such a time as the minimum proceeds are raised.” This appears inconsistent with the fifth paragraph, which states that the deposited funds may not be released until an acquisition meeting certain specified criteria has been consummated and a sufficient number of investors reconfirm their investment in accordance with the procedures set forth in Rule 419, or at the latest 18 months. Please clarify, for example, that once the minimum proceeds are raised and you are allowed to release funds in accordance with Rules 10b-9 and 15c2-4 of the Exchange Act, you nonetheless will be required to keep the funds in an escrow pursuant to Rules 419 of the Securities Act.

Revised for clarity.

Item 3—Summary Information and Risk Factors, page 6

The Offering, page 7

5.

Please disclose here, as you have done on page 15, that Ms. Barland must sell all of the shares of the new issue offering prior to sale of any shares hold by her.

This additional disclosure has been added.

6.

Your disclosure in the first paragraph, consistent with the Subscription Agreement files as Exhibit 99b, states that “[t]he proceeds from the sale of the shares in this offering will be payable to “Harold P. Gewerter, Esq. Ltd Client Trust Account.” Elsewhere you state the proceeds from the sale of the shares in this offering will be payable to “Harold Gewerter, Esq.—Trust Account fbo Amhearst Glen I, Inc.” Please clarify.

Revised for consistency to show “Harold P. Gewerter, Esq. Ltd. Client Trust Account.”

7.

You state, as reflected in the subscription agreement, that all subscription agreements and checks are “irrevocable.” Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares. We may have further comment.

Language revised.

8.

You state that “The proceeds from any sale by the selling shareholder will also be held in escrow but will not count towards computation of the minimum offering.” It appears that, while Ms. Barland has executed the escrow agreement on behalf of the company, she has not executed it on behalf of herself as the selling shareholder. Advise us how the selling shareholder could be subject to the escrow provisions, including terms necessary under Rule 419(b), without being a party to the escrow agreement.

Escrow agreement has been appropriately modified.

9.

You state that “the securities to be issued to investors must be deposited in an escrow account” (emphasis added). Please clarify whether the shares being offered by the selling shareholder also will be deposited into the escrow account.

Clarified that the shares being offered by the selling shareholder will be deposited in the escrow account.

10.

You state that “The offering may terminate on the earlier of…” Please clarify whether this statement refers to the new issue offering only, or to both the new issue offering and the selling shareholder offering. For example, clarify if the selling shareholder offering also will end after 180 days, or any extension thereto.

This relates only to the new issue offering.

11.

You state that, “The acquisition(s) will be consummated only if investors having contributed 80% of the maximum offering proceeds elect to reconfirm their investments.” Please clarify what the “maximum offering proceeds” means in the context of your filing. For example, clarify if this has the same meaning as the “maximum” of $100,000 for the 1,000,000 new issue shares being offered. Please also clarify if “maximum offering proceeds” also includes proceeds for the selling shareholder offering.

Revised to read 80% of the total offering proceeds not including the selling shareholder offering.

12.

You state that “If a consummated acquisition(s) has not occurred within 18 months from the date of this prospectus, the Deposited Funds held in the escrow account shall be returned to all investors on a pro rata basis” (emphasis added). Please revise here and in all other places in the document to state that if a consummated acquisition has not occurred within 18 months after the effective date of the initial registration statement, the Deposited Funds shall be returned.

Revised to read 18 months after the effectiveness date of the initial registration statement.

13.

Please also disclose that the post-effective amendment will disclose the results of the initial offering. See Rule 419(e)(1)(ii).

Disclosure added that the post-effective amendment will disclose the results of the initial offering.

Risk Factors, page 9

14.

Each risk factor subcaption should adequately describe the risk presented. We note that several of your subcaptions are general in nature (e.g., “Sole Officer and Director,” “Shares Eligible for Future Sale”, etc.) and do not adequately describe the risk presented.

Subcaptions modified.

Item 4—Use of Proceeds, page 14

15.

We note that you intend to use 90% of the offering proceeds for working capital. Please tell us how this is consistent with Rule 419(b)(2) which requires that the offering proceeds be deposited into an escrow account until the acquisition of business(es) as set forth in Rule 419.

This is only after its release pursuant to reconfirmation.

Plan of Distribution, page 15

16.

You state that “The escrow agent will continue to receive funds and perform additional disbursements until either the Maximum Offering is achieved or a period of 180 days from the effective date of this offering…” Please explain what you mean by “additional disbursements,” especially given that the investment proceeds and securities must be deposited into the escrow account.

The additional disbursements are limited to the 10% releasable (after the minimum is achieved) under Rule 419.

17.

You state that “….until either the Maximum Offering is achieved or a period of 180 days from the effective date of this offering expires (or an additional 180 days if so extended by the Company), whichever event first occurs. Thereafter, this escrow agreement shall terminate.” Please clarify the last sentence. See comment 4 above.

Revised to read 18 months from the close of the offering or after completion of reconfirmation.

Item 9—Description of Securities to be Registered, page 17

Common Stock, page 17

18.

Your disclosure here states that “Amhearst Glen I, Inc. is authorized to issue 75,000,000 shares of common stock, $0.0001 par value.” This is inconsistent with your Articles of Incorporation which state that the par value is $0.001 per share. Please revise.

Revised for proper par value.

Signatures, page II-4

19.

We note that your signature page does not include references to your principal financial officer. In your next amendment, please indicate the person signing in this capacity. Refer to Instruction 1 to the Signatures requirement of Form S-1.

Reference to principal financial officer included.

Exhibit 5a

20.

Please have counsel revise the legality opinion to state that the legality opinion opines on Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution, and reported judicial decisions interpreting these laws.

So revised.

Very truly yours,

/s/ Lori Barland

Lori Barland, President

Amhearst Glen, Inc.

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